UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Penson Worldwide, Inc.

File No. 1-32878 - CF#25545

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Penson Worldwide, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2010 and amended on September 16, 2010.

Based on representations by Penson Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 to Form 10-Q	through November 2, 2019
Exhibit 10.3 to Form 10-Q/A	through November 2, 2019
Exhibit 10.5 to Form 10-Q/A	through May 6, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel